Exhibit 99.1

K Wave Media Announces Investment and Strategic Partnership from Galaxy Digital to Accelerate Bitcoin Treasury Strategy

New York, NY – July 21, 2025

K Wave Media (Nasdaq: KWM), a Bitcoin treasury and Korean cultural innovation company, is proud to announce a strategic partnership with Galaxy Digital (Nasdaq: GLXY), one of the world’s leading digital asset investment firms.

Galaxy will serve as an Asset Manager and Strategic Advisor to KWM, and will make an investment in KWM, as KWM executes its Bitcoin treasury strategy and expands access to institutional capital.

Galaxy’s endorsement and investment underscore the strength of KWM’s model — combining Korea’s global cultural influence with a long-term commitment to Bitcoin as the foundation of a modern corporate treasury.

“Galaxy shares our belief that Bitcoin is not just a reserve asset, but a generational monetary shift,” said Ted Kim, CEO of K Wave Media. “Their support reflects growing global confidence in our strategy and in Korea’s role as a key market for digital transformation.”

KWM has already taken bold steps toward becoming a Bitcoin-forward public company and now has access to close to $1 billion in institutional capital to support its strategic initiatives.

KWM recently acquired 88 Bitcoin — a symbol of prosperity in Asian markets — and is aggressively scaling its reserves, signaling one of the boldest BTC strategies among public companies globally.

Galaxy will provide guidance on:

- Structuring and executing Bitcoin treasury purchases

- Risk management and custody frameworks

- Long-term alignment with institutional-grade financial infrastructure

“Corporate adoption of Bitcoin is evolving from theory to action, and K Wave Media is at the forefront of that shift. Their commitment to a Bitcoin-native treasury model reflects a growing movement among forward-looking public companies,” said Steve Kurz, Global Head of Asset Management at Galaxy. “Galaxy is excited to support KWM with institutional-grade asset management and strategic guidance as they build a model for what a digitally aligned, culturally connected public company can look like in the Bitcoin era.”

KWM’s model blends Korean media influence, digital-native financial infrastructure, and Web3-era innovation — creating a public company blueprint built for the Bitcoin age.

With its cross-border strategy, KWM targets Korean retail, U.S. institutions, and global crypto markets — creating a powerful multi-market flywheel.

The company is actively exploring additional partnerships and acquisitions to expand its treasury position and cultural reach.

This partnership and investment represent a new phase in KWM’s evolution — one that redefines what it means to be a public company in the era of Bitcoin and borderless capital.

Forward Looking Statements:

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know, or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of the Company described in the Company’s Form 20-F initially filed with the SEC on May 14, 2025, as amended, including those under “Risk Factors” therein. The Company anticipates that subsequent events and developments will cause its assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contact:

Investor Relations: info@kwavemedia.com
Evan Sneider: esneider@redroosterpr.com